EXHIBIT 12.1

SUPERIOR ENERGY SERVICES

Computation of Ratio of Earnings to Fixed Charges

(Thousands of dollars, except ratios)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings available for fixed charges:
Income (loss) from continuing operations
before income taxes	$(377,751)	$(1,100,341)	$(2,059,783)	$442,189	$100,757
Plus:
Fixed charges	106,569	98,260	100,852	102,869	116,612
Distributed income of equity investees	-	-	-	-	-
Amortization of interest capitalized	4,541	5,959	5,829	5,637	3,903
Subtotal	(266,641)	(996,122)	(1,953,102)	550,695	221,272
Less:
Loss of equity investments	-	-	-	-	-
Interest capitalized	-	-	(650)	(960)	(8,675)
Total earnings (loss) available for fixed charges	$(266,641)	$(996,122)	$(1,952,452)	$551,655	$229,947

Fixed charges:
Interest expense	$105,982	$97,335	$99,065	$100,903	$106,954
Interest capitalized	-	-	650	960	8,675
Interest within rental expense	587	925	1,137	1,006	983
Total fixed charges	$106,569	$98,260	$100,852	$102,869	$116,612

Ratio of earnings to fixed charges (1)	-	-	-	5.36	1.97

(1)

Total earnings (loss) available for fixed charges for the years ended December 31, 2017, 2016 and 2015 were insufficient to cover fixed charges by $0.4 million, $1.1 billion and $2.1 billion, respectively.